SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 5th July 2004, for the month of June 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

03.06.04 09:15 TEL MELDEPLIKTIG HANDEL meldepliktig handel 131K

Telenor ASA has on June 2, 2004 purchased 775,000 own shares at an average price of NOK 47.74 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

Telenor ASA has on June 2, 2004 purchased 775,000 own shares at an average price of NOK 47.74 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 44,810,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

07.06.04 08:09 TEL SHARE BUY BACK meldepliktig handel

Telenor ASA has on June 4, 2004 purchased 560,000 own shares at an average price of NOK 47.57 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 45,370,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

08.06.04 08:07 TEL SHARE BUY BACK meldepliktig handel

Telenor ASA has on June 7, 2004 purchased 360,000 own shares at an average price of NOK 47.70 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004

After this transaction Telenor ASA owns a total of 45,730,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

09.06.04 09:14 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 8, 2004 purchased 437,000 own shares at an average price of NOK 47.34 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 46,167,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

10.06.04 09:21 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 9, 2004 purchased 1,000,000 own shares at an average price of NOK 46.64 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 47,167,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

15.06.04 09:06 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 14, 2004 purchased 321,000 own shares at an average price of NOK 46.17 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 47,488,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

15.06.04 09:19 TEL COURT RULES IN FAVOUR OF TELENOR IN SONOFON TAX CASE andre børsmeldinger 130K

In its decision of 14 June 2004, the Oslo District Court (Tingrett) ruled in favour of Telenor in respect of Telenor’s intragroup sale of its shares in Sonofon Holding A/S.

This sale triggered a tax loss of approximately NOK 8.6 billion. The ruling implies a reduced tax charge of approximately NOK 2.4 billion for the fiscal year 2001. Telenor does not know whether the tax authorities will appeal this decision. An appeal must be filed within one month. Telenor will not record a tax income before there is a final court decision.

16.06.04 09:22 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 15, 2004 purchased 1,180,000 own shares at an average price of NOK 45.95 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 48,668,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

18.06.04 09:21 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 17, 2004 purchased 515,000 own shares at an average price of NOK 46.16 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 49,183,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

21.06.04 08:59 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 18, 2004 purchased 1,050,000 own shares at an average price of NOK 45.80 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 50,233,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

22.06.04 09:16 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 21, 2004 purchased 500,000 own shares at an average price of NOK 45.88 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 50,733,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

23.06.04 09:00 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 22, 2004 purchased 790,000 own shares at an average price of NOK 46.24 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 51,523,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

29.06.04 09:26 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 28, 2004 purchased 770,000 own shares at an average price of NOK 48.37 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 52,293,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

30.06.04 09:19 TEL SHARE BUY BACK meldepliktig handel 131K

Telenor ASA has on June 29, 2004 purchased 560,000 own shares at an average price of NOK 48.42 per share. The transaction is part of the new buyback authorisation approved by Telenor’s Annual General Meeting on May 6, 2004.

After this transaction Telenor ASA owns a total of 52,853,072 shares, of which 40,913,172 shares were decided cancelled at the Annual General Meeting May 6, 2004. These shares will be cancelled during July 2004 at the expiry of the notice to creditors.

Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.

Any further buyback transactions under this authorisation will be disclosed at Oslo Stock Exchange and on www.telenor.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Torstein Moland
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date: 5th July, 2004